UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2016

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐    No ☒

The information furnished herewith is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 No. 333-157279

Registration Statement on Form F-3 No. 333-189879

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document

99.1	Press Release dated May 11, 2016: “Transition Therapeutics Announces Third Quarter Fiscal 2016 Financial Results.”

99.2	Management’s Discussion and Analysis for the three and nine-month periods ended March 31, 2016.

99.3	Consolidated Financial Statements (Unaudited) for the three and nine-months ended March 31, 2016 and 2015.

99.4	Certification of Interim Filings signed by the Chief Executive Officer dated May 11, 2016.

99.5	Certification of Interim Filings signed by the Chief Financial Officer dated May 11, 2016.

99.6	Letter to Shareholders.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: May 11, 2016	By:	/s/ Nicole Rusaw
	Name:	Nicole Rusaw
	Title:	Chief Financial Officer